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 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant's Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

[LETTERHEAD OF COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG]
CNPJ 17.155.730/0001-64

Board of Directors

Meeting of 13 August 2004, at 9 a.m.

  Cemig announces that, on August 20, the Shareholders Meeting approved the new composition of the Board of Directors as described below:

EFFECTIVE MEMBERS	ALTERNATE MEMBERS
Wilson Nélio Brumer	Fernando Lage de Melo
Djalma Bastos de Morais	Luiz Antônio Athayde Vasconcelos
Aécio Ferreira da Cunha	Eduardo Lery Vieira
Alexandre Heringer Lisboa	Franklin Moreira Gonçalves
Antônio Adriano Silva	Francisco Sales Dias Horta
Francelino Pereira dos Santos	Marco Antônio Rodrigues da Cunha
Maria Estela Kubitschek Lopes	Luiz Henrique de Castro Carvalho
Nilo Barroso Neto	Guilherme Horta Gonçalves Júnior
Firmino Ferreira Sampaio Neto (Preferred Shares)	Arnaldo José Vollet (Preferred Shares)
Carlos Augusto Leite Brandão (Southern)	Fernando Teixeira Mendes Filho (Southern)
Andréa Paula Fernandes (Southern)	Andréa Leandro Silva (Southern)
Antônio Luiz Barros de Salles (Southern)	Carlos Suplicy de Figueiredo Forbes (Southern)
José Augusto Pimentel Pessôa (Southern)	André Luís Garbuglio (Southern)
Oderval Esteves Duarte Filho (Southern)	Estácio Gonzaga de Sá (Southern)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS—CEMIG
By:	/s/ FLÁVIO DECAT DE MOURA
Name: Flávio Decat de Moura Title: Chief Financial Officer and Investor Relations Officer

Date: August 24, 2004

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[LETTERHEAD OF COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG] CNPJ 17.155.730/0001-64
SIGNATURES